Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Jean-François Couture, do hereby certify that:

1)	I am a Corporate Consultant (Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1300, 151 Yonge Street, Toronto, Ontario, Canada;

2)

I am a graduate of the Université Laval in Quebec City with a BSc. in Geology in 1982. I obtained a MSc. A. in Earth Sciences and a Ph.D. in Mineral Resources from Université du Québec à Chicoutimi in 1986 and 1994, respectively. I have practiced my profession continuously since 1982. From 1982 to 1988, I conducted regional mapping programs in the Precambrian Shield of Canada, from 1988 to 1996; I conducted mineral deposit studies for a variety of base and precious metals deposits of hydrothermal and magmatic origins. From 1996 to 2000, I was a Senior Exploration Geologist responsible for the development, execution and management of exploration program for base and precious metals in Precambrian terranes, including volcanogenic sulphide deposits. Since 2001 I have authored and co-authored several independent technical reports on several base and precious metals exploration and mining projects worldwide;

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0197) and l’Ordre des Géologues du Québec (OGQ#1106);

4)	I have not personally visited the subject projects but relied on a site visit conducted between June 16 and 18, 2014 by Glen Cole, PGeo (APGO#1416), a co-author of this technical report;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for sections 1 to 11, 18, 21, 22, 23, 26 and parts of 24 and 25, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject projects;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto, Ontario	Jean-François Couture, PGeo (APGO#0197)
March 20, 2015	Corporate Consultant (Geology)